Exhibit 99.1

Okeanis Eco Tankers Corp. – New Financings Update

ATHENS, GREECE, May 8, 2025 – Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), announced today that it has declared its options to purchase back each of the VLCC vessels Nissos Kea, Nissos Nikouria, and Nissos Anafi, from its current sale and leaseback financier.

In addition, on May 8, 2025, we entered into a new $130.0 million senior secured credit facility with a prominent Greek bank to finance the options to purchase back the Nissos Nikouria and Nissos Anafi. The credit facility is expected to close in June 2025 for the Nissos Nikouria and August 2025 for the Nissos Anafi. The new credit facility contains an interest rate of Term SOFR plus 140 basis points, matures in seven years, and will be repaid in quarterly installments of $1.9 million for both vessels, together with balloon installments of $76.8 million for both vessels. It will be secured by, among other things, a mortgage over the Nissos Nikouria and the Nissos Anafi, and will be guaranteed by the Company. The credit facility includes standard covenants, including for minimum liquidity and security cover ratio.

The Company is also working on sourcing debt financing to fund the option to purchase back the Nissos Kea. We currently expect to announce the details of such financing within the second quarter of 2025, with the closing anticipated in June 2025. We believe that the basic financial terms for financing the Nissos Kea will be substantially similar to those obtained for the two other vessels described above. Any such financing, however, is not guaranteed at this stage and is subject to entry into definitive documentation.

Iraklis Sbarounis, CFO of the Company, commented:

“We are pleased to announce that we have declared the purchase options for our three youngest VLCC vessels from their sale and leasebacks. By capitalizing on the current favorable financing environment, we are improving our capital structure, while enhancing the Company’s resilience against geopolitical and other risks and costs that our industry may be facing.

The longstanding relationships built by the Alafouzos family within the Greek banking market acted as a catalyst in allowing us to swiftly source and execute the financing for the Nissos Nikouria and Nissos Anafi. We are confident that we can finance the Nissos Kea in due course, anticipating that such financing will be on similar financial terms.

The vessels under this new financing will benefit from some of the most competitive financing terms within our fleet, with debt maturing in 2032, as we consistently look to further improve our future daily debt service breakeven costs.

We are confident that our modern fleet, comprised of vessels built at quality shipyards in South Korea and Japan, strategically positions us in line with our vision to be the platform of choice within the crude tankers market for investors and all stakeholders.”

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.